As filed with the Securities and Exchange Commission on July 3, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

CĪON INVESTMENT CORPORATION
(Name of Subject Company (Issuer))
CĪON INVESTMENT CORPORATION
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
17259U 105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael A. Reisner
Co-President and Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500
Fax: (212) 698-3599

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,949,307.75	$251.07*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

FINAL AMENDMENT TO TENDER OFFER STATEMENT

    This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 9, 2014 by CĪON Investment Corporation, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 207,152.79 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2013). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 9, 2014, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Eastern Time, on June 24, 2014, and a total of 15,611.522 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 15,611.522 Shares validly tendered and not withdrawn at a price equal to $9.405 per Share (an amount equal to 90% of the Company’s July 2, 2014 public offering price of $10.45 per Share) for an aggregate purchase price of $146,826.36.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

CĪON Investment Corporation

By:	/s/ MICHAEL A. REISNER
Name:	Michael A. Reisner
Title:	Co-President and Co-Chief Executive Officer